Via FedEx and EDGAR
September 29, 2009

Mr. Tom Kluck
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Winthrop Realty Trust
Pre-Effective Amendment No. 1 to Form S-3
File No. 333-155698
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-06249

Dear Mr. Kluck:

We are responding to your comment letter dated September 28, 2009, to Michael Ashner, Chief Executive Officer of Winthrop Realty Trust (the “Trust”) relating to the Registration Statement on Form S-3 (as amended by Amendment No. 1 filed on August 28, 2009, the “Registration Statement”) referenced above.

We have included responses to comments #1 through #5, which relate to the Trust’s Annual Report on Form 10-K (the “10-K”) for the fiscal year ended December 31, 2008 and the Definitive Proxy Statement on Schedule 14A filed April 21, 2009, below.  For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1. Business

Investment and Operating Strategy, page 5

1.
We note your disclosure elsewhere in your report that you may change your investment strategy without shareholder consent.  In future filings, please explain in this section whether shareholders will be notified of such changes.

Response:

In future filings, we will explain in this section whether shareholders will be notified of changes in our investment strategy made without shareholder consent.

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities

Dividend Policy, page 29

2.
Please describe any material limitations in your existing credit facilities which restrict your ability to pay dividends.  Refer to Item 201(c)(1) of Regulation S-K.  Provide this disclosure in future filings and tell us how you plan to comply.  To the extent you believe the limitations are not material, please tell us.

Response:

Section 7.26.4 of the loan agreement (the “Key Bank Loan”) dated as of December 16, 2005 between our principal operating subsidiary WRT Realty L.P. (“WRT”), as Borrower, and KeyBank National Association, as Lender includes a covenant restricting dividend payments by WRT to the Trust (which in turn restricts the Trust from paying dividends to shareholders) to 100% of Adjusted Earnings (see definition below) calculated on a trailing twelve-month basis; however, dividends may always be paid to the extent necessary to maintain the status of the Trust as a “real estate investment trust” for federal income tax purposes.

We note that, given our results of operations for the year ended December 31, 2008, this covenant did not serve to prevent the Trust from paying any dividends, and in any event the requirement to distribute income for federal income tax purposes would have allowed us to pay dividends under this covenant.  Accordingly, for the period covered by the 10-K, the Trust did not believe this covenant materially limited the Trust’s ability to pay dividends, nor did the Trust reasonably believe it was likely to limit materially the future payment of dividends on common equity, as described in Item 201(c)(1) of Regulation S-K.  Additionally, this covenant has not historically constituted a material limitation on our ability to pay dividends.  However, in future filings, we will describe this limitation under the KeyBank Loan and whether any other material limitations in our existing credit facilities restrict our ability to pay dividends, in accordance with Item 201(c)(1) of Regulation S-K.

“Adjusted Earnings” is defined under the KeyBank Loan as :

net income (loss) (computed in accordance with GAAP) excluding gains (or losses) from debt restructurings and sales of real property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures, as set forth in more detail under the definitions and interpretations thereof relative to funds from operations promulgated by the National Association of Real Estate Investment Trusts or its successor, adjusted for (i) the pro rata share of straight line rents, (ii) less the pro rata share of all regularly scheduled principal amortization payments (other than any final "balloon" payments due at maturity) and (iii) less the pro rata share of allowances for tenant improvements and leasing costs.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

3.
We note your disclosure in this section that each of your investment platforms serves “essentially” on a stand-alone basis.  In future filings, please provide more detailed disclosure in this section regarding the “stand-alone” nature of your businesses.  Include in such disclosure a discussion of whether any of the obligations of your subsidiaries affects other aspects of your business.

Response:

In future filings, we will provide more detailed disclosure in this section regarding the “stand-alone” nature of our businesses, including a discussion of whether any of the obligations of our subsidiaries affects other aspects of our business.

Exhibits

4.
We note that exhibits 10.7, 10.8, 10.9, 10.13, 10.14, 10.15, 10.16, 10.19, 10.21 and 10.22 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement.  Please refer to Item 601(b)(10) of Regulation S-K and tell us why you have not included the listed exhibits and schedules or file such exhibits and schedules.

Response:

It has been the Trust’s practice to file exhibits and schedules to material contracts where they are material to an investors’ understanding of the agreement in question.  Exhibits which include defined terms used in the agreement (for example Exhibit A to the Loan Agreement referenced as Exhibit 10.7 in the 10-K) are clearly required for a complete understanding of the agreement to which they relate, and we have consistently filed them.  Similarly, we have consistently filed exhibits to material agreements that include governing documents (operating agreements, etc.) for joint ventures or operating subsidiaries, which would otherwise not themselves constitute material agreements of the Trust but are material to an investor’s understanding of the agreement to which they are an exhibit (see, for example, the exhibits filed to the omnibus agreement referenced as Exhibit 10.13 to the 10-K).

However, if an agreement includes as an exhibit a form of material agreement, or an instrument governing the terms of securities (such as certificates of designations for preferred shares) we have not filed such forms and have instead filed the completed, executed versions of agreement or security based on such forms, as filing the form in addition to the completed document would be duplicative and would not provide investors with useful additional information.  The other exhibits which we have not filed include property legal descriptions, immaterial ancillary agreements, disclosure schedules, forms of compliance certificates and forms of legal opinions, which are voluminous and do not contain additional material information for investors beyond that which is already included in our public disclosure or in the text of the agreement itself.  We believe that to include all exhibits and schedules to such agreements, which in most cases would require investors to read through dozens of additional pages of disclosure (akin to a standard legal closing binder in most cases), would place an unnecessary burden on the Trust and require investors to sift through considerable amounts of additional information which is not presented in plain English, without providing a material benefit to investors.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 21, 2009

Certain Relationships and Related Transactions, page 16

5.
In future filings, please disclose who is responsible for approving related party transactions.  Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 401(b) of Regulation S-K.  The description must include the material features of these policies and procedures that are necessary to understand them.

Response:

In future filings, we will disclose who is responsible for approving related party transactions and describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 401(b) of Regulation S-K, including the material features of these policies and procedures that are necessary to understand them.

Please do not hesitate to contact Mark I. Fisher at (212) 940-8877 or David Pentlow at (212) 940-6412 if you have any additional questions.

Sincerely yours,

Mark I. Fisher

cc:	Jerard Gibson, Esq.
Kevin Woody